

Mail Stop 3561

November 3, 2015

Robert Kump
Director and Chief Corporate Officer
Iberdrola USA, Inc.
Durham Hall, 52 Farm View Drive
New Gloucester, Maine 04260

> **Re:** **Iberdrola USA, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 21, 2015**
> **File No. 333-205727**

Dear Mr. Kump:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

Litigation Relating to the Merger, page 11

1.   We note your revised disclosure stating that a consolidated and amended complaint has been filed governing all five shareholder class action lawsuits relating to the merger. Please provide us with a copy of this complaint.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1

2.   Please have counsel remove or revise the assumptions regarding the consummation of the merger and approval by the shareholder of the company, and the assumptions regarding

authority granted in resolutions adopted by the board of directors and by the shareholder of the company, in the third paragraph of the opinion letter, or explain why these assumptions are necessary and appropriate to the opinion rendered. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19. In addition, please revise to clarify the subject of the "approval by the shareholder of the Company."

3. We also note assumptions in counsel's opinion regarding the filing of the restated certificate of incorporation so as to effect a stock split, and the approval of the company's shareholder. Please confirm that you will file an appropriately unqualified opinion by post-effective amendment or on Form 8-K. Please also disclose in the prospectus, if true, that approval of the company's shareholder (and the subject of such approval) and effectiveness of the restated certificate of incorporation are conditions of the issuance of the shares covered by the registration statement, or tell us why such disclosure is unnecessary.

4. Please file a revised opinion identifying the number of shares covered by the opinion (for example, "up to 57,925,146 shares").

<u>Exhibit 99.2</u>

5. We note that Morgan Stanley's opinion was delivered on February 25, 2015. Please disclose whether any material changes in UIL's operations or performance, or in any of the projections or assumptions upon which Morgan Stanley based its opinion, have occurred since the delivery of the opinion or are anticipated to occur before the securityholder meeting, such that the validity of the opinion has been or is expected to be materially affected.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John Vetterli, Esq.
White & Case